Exhibit (a)(2)(A)

September 3, 2013

Dear Fellow Shareholders:

I am pleased to inform you that on August 27, 2013, Analysts International Corporation entered into an Agreement and Plan of Merger with American CyberSystems, Inc. and ACS Merger Corp., a wholly owned subsidiary of American CyberSystems, Inc.

Pursuant to the terms of the merger agreement, ACS Merger Corp. is today commencing a tender offer to purchase all of the outstanding shares of common stock of Analysts International Corporation at a purchase price of $6.45 per share net in cash, less any required withholding taxes and without interest.  Unless terminated earlier or extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, September 30, 2013.

If the tender offer is successful (which would involve ACS Merger Corp. obtaining ownership of sixty percent of the outstanding common stock of Analysts International Corporation on a fully diluted basis and the receipt of proceeds by American CyberSystems, Inc. pursuant to certain debt commitment letters), the tender offer will be followed by the merger of ACS Merger Corp. into Analysts International Corporation, subject to the terms and conditions set forth in the merger agreement. In the merger, the shares of common stock of Analysts International Corporation that were not acquired in the tender offer (other than (i) any shares owned by American CyberSystems, Inc., (ii) any shares owned by Analysts International Corporation or any direct or indirect wholly owned subsidiaries of Analysts International Corporation, and (iii) any shares held by shareholders of Analysts International Corporation who properly demand and perfect dissenters’ rights under Minnesota law) will be cancelled and converted into the right to receive the same price per share in cash paid in the tender offer (without interest and subject to applicable withholding taxes).

The board of directors of Analysts International Corporation, upon the recommendation of a special committee composed of disinterested members of the board of directors, unanimously recommends that shareholders of Analysts International Corporation: (i) accept the tender offer by ACS Merger Corp., (ii) tender their shares to ACS Merger Corp. pursuant to the tender offer, and (iii) to the extent required to consummate the merger, approve the merger and adopt the plan of merger included in the merger agreement.

In arriving at its recommendation, the board of directors and the special committee of Analysts International Corporation considered a number of factors. These factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are ACS Merger Corp.’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares in the tender offer. We urge you to read these documents and to consider this information carefully. If you have any questions regarding the tender offer, the merger, or how to tender your shares, please contact Alliance Advisors, L.L.C., American CyberSystems, Inc.’s information agent, at (855) 325-6670 (toll-free).

We thank you for your support of Analysts International Corporation.

Sincerely,

/s/ Douglas C. Neve

Douglas C. Neve
Chairman of the Board